Exhibit (a)(5)(iii)
IMPORTANT REMINDER IN CONNECTION WITH THE
OFFER TO PURCHASE
UNITS OF BENEFICIAL INTEREST
OF
TORCH ENERGY ROYALTY TRUST
(CUSIP # 891013-10-4)
AT
$8.25 NET PER UNIT
BY
TRUST VENTURE COMPANY, LLC
EXPIRATION DATE: THURSDAY JUNE 28, 2007
12:00 MIDNIGHT, NEW YORK CITY TIME
Dear Unitholder:
You should have received materials describing our Offer to Purchase any and all outstanding units of beneficial interest (“Units”) of Torch Energy Royalty Trust.
We have recently increased the Offer price from $8.00 net per Unit to $8.25 net per Unit, which represents a premium of 29.5% to the closing price of the Units on May 9, 2007, the day before our announcement of the Offer. Unitholders are NOT required to submit a new Letter of Transmittal to receive the increased Offer price of $8.25 per Unit.
As described in the materials, we are offering to purchase your Units in order to acquire, along with the Units we already own, at least 66 2/3% of the outstanding Units. If, at the Expiration Date, less than the required amount of Units has been tendered, we are not obligated to purchase any Units, or to continue the Offer.
You should be aware that, as more fully described in the Offer to Purchase, if you do not tender your Units, and we consummate our Offer, the public trading market for the Units may become highly illiquid.
We have recently extended the Offer. The Offer is now scheduled to expire on Thursday, June 28, 2007 at 12:00 Midnight, New York City time. Please promptly contact your financial advisor and any other advisors you deem appropriate to determine whether you want to participate in the Offer.
If you have any questions about the Offer or how to tender your Units, please call the Information Agent, Innisfree M&A Incorporated, toll-free, at 888-750-5834.
Thank you for your interest.
TRUST VENTURE COMPANY, LLC

This reminder relates to the offer by Trust Venture Company, LLC (“Trust Venture”) to purchase any and all of the outstanding Units for $8.25 per Unit in cash, upon the terms and subject to the conditions set forth in the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2007, as amended by Amendment No. 1 on May 29, 2007 and Amendment No. 2 on June 8, 2007, the Offer to Purchase dated May 10, 2007, and in the related Letter of Transmittal, as amended or supplemented (collectively, the “Offer Materials”). Unitholders are urged to read the Offer Materials in their entirety because they contain important information, including the various terms of, and conditions to, the Offer. Unitholders may obtain free copies of the Offer Materials at the SEC’s web site at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer at 888-750-5834 (toll-free from the U.S. and Canada). The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on Thursday, June 28, 2007, unless the Offer is extended. Trust Venture has expressly reserved the right to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This reminder is neither an offer to purchase nor a solicitation of an offer to sell the Units. The Offer is made solely by the Offer Materials, and is not being made to (nor will tenders be accepted from or on behalf of) holders of Units in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, Trust Venture will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Offer Materials and is incorporated by reference into this reminder. Unitholders should not construe the contents of this reminder or the Offer Materials as investment, legal or tax advice. Each Unitholder should consult with his own professional advisers and make his own determination as to whether to tender Units pursuant to the Offer.